UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 23)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053774105

(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

With a copy to:

Stephen Fraidin

Richard M. Brand

Kiran Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,430,882 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,430,882 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,430,882 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,430,882 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,430,882 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,430,882 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 5

This Amendment to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Percentage beneficial ownership reported herein is based on 38,738,944 shares of common stock outstanding as of July 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

This Amendment amends Items 4, 5, and 6 as set forth below:

Item 4.	PURPOSE OF TRANSACTION

The response to Item 4 is amended and supplemented by adding the following:

On August 25, 2023, the Reporting Persons sold to the Issuer an aggregate of 1,000,000 shares of Common Stock in a broker to broker transaction at market price at the time of the trade (which was $222.91 (rounding to the nearest cent)). The Reporting Persons effected such sale to obtain liquidity. The sale is also being undertaken to enable the Reporting Persons to maintain, at least for the time being, a percentage ownership range in the Company consistent with their recent percentage ownership range in light of the Issuer’s Common Stock repurchases. The Reporting Persons continue to support the Issuer’s Common Stock buyback program, and have confidence in the management of the Issuer.

The Reporting Persons intend to continue to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock without affecting its beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (iii) propose or consider one or more of the actions described in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 17,430,882 shares of Common Stock, constituting approximately 45.0% of the outstanding Common Stock. All percentages set forth herein are based on 38,738,944 shares of outstanding common stock, par value $0.01, of the Issuer outstanding as of July 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023. Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to an additional notional 2,862,283 shares of Common Stock, constituting approximately 7.4% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or dispose or direct the disposition of 17,430,882 shares of Common Stock.

(c) The response to Item 4 of this Amendment is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 of this Amendment is incorporated herein by reference.

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

By:	/s/ Karthik R. Sarma
KARTHIK R. SARMA